SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

CNH GLOBAL N.V.
Form 6-K for the month of January 2006
List of Exhibits:
1. News release dated January 25, 2006 entitled, “CNH Full-Year 2005 Net Income up 30% from 2004.”

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News and Information	(847) 955-3939
Albert Trefts, Jr.	Investor Relations	(847) 955-3821
CNH Full-Year 2005 Net Income up 30% from 2004
     ■ Equipment Operations Q4 gross margin up 1.9 percentage points
     ■ Equipment Operations net debt further reduced in Q4
     ■ Expect additional profit growth in 2006
LAKE FOREST, Illinois (January 25, 2006) – CNH Global N.V. (NYSE:CNH) today reported fourth quarter 2005 net income of $7 million, compared to $26 million for 2004. Results include restructuring charges, net of tax, of $36 million in the fourth quarter of 2005, and $22 million during the same period last year. Net income excluding restructuring charges was $43 million in the fourth quarter of 2005, compared to $48 million in the prior year. Fourth quarter diluted earnings per share of $.03 compared with $.11 in 2004. Before restructuring, fourth quarter diluted earnings per share were $.17, compared with $.21 in 2004.
CNH’s net income for the full year 2005 improved by approximately 30% to $163 million, compared to $125 million for 2004. Results include restructuring charges, net of tax, of $60 million in 2005 compared to $68 million in the same period of 2004. Net income excluding restructuring charges was $223 million, up 16% from $193 million in 2004. Diluted earnings per share were $.70, compared to $.54 in 2004. Before restructuring, full-year diluted earnings per share increased to $.95 compared to $.83 in the prior year.
“We are pleased with the continuing improvements in both gross margin and industrial operating margin that began at mid-year and continued through the fourth quarter,” said Harold Boyanovsky, President and Chief Executive Officer. “We met expectations for full-year profit improvement and exceeded our target for reduction of equipment operations net debt.”
Other highlights from the quarter included the following:
•	Compared with 2004’s fourth quarter, material costs, including steel and plastics, have continued to increase, albeit at a more moderate pace; however, the industry pricing environment remained strong and CNH was able to offset these impacts.

•	At constant exchange rates, Equipment Operations working capital declined by approximately $320 million during the year, primarily resulting from CNH’s initiatives to consolidate management of receivables within its Financial Services operations.

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•	Equipment Operations net debt declined during the fourth quarter by $120 million. For the full year 2005, net debt declined by $566 million to $719 million, in part, due to the reduction in working capital. At year-end 2005 CNH Equipment Operations’ net-debt-to-net-capitalization ratio was 12.5%, compared to 20.4% at year-end 2004.
“In the quarter, operations were reorganized into four distinct global brand structures. Going forward, our focus on our Case IH and New Holland agricultural equipment brands and our Case and New Holland construction equipment brands will be the cornerstone of our performance improvements,” Boyanovsky said. “Creation of the global brand structures has been met with solid enthusiasm from our employees, dealers and customers. This change is already helping the brands gain traction and build momentum for improved performance in 2006.”
“To emphasize the new global structure, the CNH logo now incorporates the names of our brand families, Case New Holland,” he said. “Of course, within this new structure, our dealers and customers will continue to benefit from the strong support of CNH Capital.”
In 2006, CNH will benefit from:
•	Introduction of new products and models with high horsepower Tier 3 compliant engines, including:
o	26 from Case IH Agricultural Equipment (tractors, combines, sprayers and precision farming tools)

o	29 from New Holland Agricultural Equipment (tractors, combines and hay & forage equipment)

o	44 from Case Construction Equipment (backhoe loaders, excavators and wheel loaders) and

o	60 from New Holland Construction Equipment (backhoe loaders, skid steers and excavators )
•	Improvements in product quality and reliability

•	Improvement in logistics
More information on CNH’s 2006 outlook is included at the end of this release.
EQUIPMENT OPERATIONS – Fourth Quarter Financial Results
Net sales of equipment were $2.8 billion for the fourth quarter, essentially the same as in 2004.
Agricultural Equipment Net Sales
▪	Agricultural equipment net sales were $1.8 billion for the fourth quarter, down 2% excluding currency variations, compared to the prior year.

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▪	Excluding currency variations, CNH sales in North America were up 4%. Sales in Europe were down 2%. The industry decline in Latin America continued in the fourth quarter, driving down CNH’s sales in the region by approximately 37%. Sales in Rest-of-World markets were flat.

▪	In the fourth quarter, CNH’s production of tractors and combines was approximately 1% lower than retail unit sales in the quarter.
Construction Equipment Net Sales
▪	Construction equipment net sales were $1.0 billion for the fourth quarter, up 9% excluding currency variations, compared to the prior year.

▪	Excluding currency variations, North American sales were up 14%. In Europe, sales decreased by 3%. Sales in Latin America and Rest-of-World markets also were up, 44% and 13% respectively.

▪	In the fourth quarter, CNH’s production of major construction equipment products was approximately 15% lower than retail unit sales in the quarter.
Gross Margin
In the quarter, Equipment Operations gross margin (net sales of equipment less cost of goods sold) expressed as a percent of net sales, improved by 1.9 percentage points to 16.1%.
In dollars, Equipment Operations gross margin increased by $53 million to $455 million in the fourth quarter of 2005, reflecting improvements at both Agricultural and Construction equipment operations. The Agricultural equipment gross margin improvement reflects better volume and mix and manufacturing efficiencies. Construction equipment margin improvements came from positive net price recovery, new products and manufacturing efficiencies.
Industrial Operating Margin
In the quarter, Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) expressed as a percent of net sales, improved by 1 percentage point to 4.5%.
In dollars, Equipment Operations industrial operating margin increased by $27 million to $127 million in the fourth quarter of 2005. The improvement in gross margin dollars, noted above, accounted for the increase. Planned increases in R&D expenditures, primarily for new Tier 3 emission-compliant products, and planned increases in SG&A expenditures for higher marketing and supply chain initiatives were a partial offset.
Adjusted EBITDA
In the quarter, Adjusted EBITDA for Equipment Operations was $171 million, or 6.1% of net sales, compared to $165 million, or 5.8% of net sales in 2004. The interest coverage ratio for the three months ended on December 31, 2005 was 3.4 times, compared to 2.6 times for the same period in 2004.

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Restructuring Charges
Fourth quarter 2005 consolidated restructuring charges totaled $43 million before taxes, or $36 million after taxes. These charges primarily reflect the planned rationalization of construction equipment manufacturing operations in Western Europe. For the full year 2005, restructuring charges totaled $73 million before taxes, or $60 million after taxes, slightly less than expected due to the timing of recognition for planned actions.
FINANCIAL SERVICES – Fourth Quarter Financial Results
Financial Services Operations fourth quarter net income was $55 million, the same as in the prior year. Incremental net impacts of the larger North American and Western European wholesale portfolios and retail portfolio growth in Brazil were offset by higher provisions for loan losses in North America.
CNH – FULL-YEAR FINANCIAL RESULTS
EQUIPMENT OPERATIONS – Full-Year Financial Results
Net sales of equipment were $11.8 billion for the full year 2005, compared to $11.5 billion for 2004.

Agricultural Equipment Net Sales
▪	Agricultural equipment net sales were $7.8 billion, down 4% excluding currency variations, from the prior year.

▪	Excluding currency variations:
•	CNH’s sales in North America were up 4%.

•	Sales in Western Europe were down 6%, driven by the decline in the tractor industry and company actions to reduce production in the fourth quarter.

•	The industry decline in Latin America, which was a significant factor behind CNH’s total decline in Agricultural equipment net sales, resulted in lower equipment net sales in that region, especially for combine harvesters, by approximately 47%.

•	Sales in Rest-of-World markets increased by 6%.
▪	For the full year, CNH’s production of tractors and combines was approximately 5% higher than full-year retail unit sales.
Construction Equipment Net Sales
▪	Net sales of construction equipment were $4.0 billion, up 10% excluding currency variations, from the prior year.

▪	Excluding currency variations:
•	North American sales were up 15%, led by strong sales of backhoe loaders.

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•	In Western Europe, sales decreased by 2% including the effects of reduced fourth quarter production, to manage inventory levels in the flat industry environment.

•	Sales in Latin America were up 45%.

•	Sales in Rest-of-World markets were up 13%.
▪	For the full year, CNH’s production of major construction equipment products was approximately 5% higher than full-year retail unit sales.
Gross Margin
Equipment Operations gross margin, expressed as a percent of net sales, improved by 0.6 percentage points to 15.9%.
In dollars, Equipment Operations gross margin increased by $109 million to $1,872 million in 2005. Compared with 2004, the gross margin of Construction Equipment operations improved significantly while the Agricultural Equipment gross margin was essentially flat. For Agricultural Equipment, the gross margin improvements in net price recovery and manufacturing efficiencies were offset by lower volume and mix in Latin America and Western Europe. Construction Equipment gross margin improvements reflect positive net price recovery, improved volume and mix, primarily in North America, and manufacturing efficiencies.
Industrial Operating Margin
Equipment Operations industrial operating margin, expressed as a percent of net sales improved by 0.2 percentage points to 5.1%.
In dollars, Equipment Operations industrial operating margin increased by $38 million to $605 million in 2005. The improvement in gross margin dollars, noted above, was partially offset by planned increases in R&D and SG&A investments to better support CNH’s dealers, improve product quality, enhance global sourcing initiatives and strengthen logistics operations.
Adjusted EBITDA
Adjusted EBITDA for Equipment Operations increased to $735 million, or 6.2% of net sales, compared to $687 million, or 6.0% of net sales in 2004. The interest coverage ratio for the year ended on December 31, 2005 was 3.5 times, compared to 2.9 times for same period in 2004.
FINANCIAL SERVICES – Full-Year Financial Results
Financial Services Operations net income improved by 26% to $200 million for full-year 2005. This improvement reflects higher retail asset-backed securitization volume and improved yields on a larger wholesale portfolio, primarily transferred from Equipment Operations.
OPERATING CASH FLOW AND NET DEBT
During 2005, CNH’s Equipment Operations generated $849 million of cash from operating activities. Net income plus depreciation and amortization added $426 million of cash generation and Financial Services paid a $60 million dividend to Equipment Operations.

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In addition, working capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payable), net of currency variations, declined, generating cash of approximately $320 million. Included in this working capital reduction was the transfer of approximately $400 million of receivables from Equipment Operations to Financial Services, a further step in CNH’s initiative to consolidate management of these receivables with Financial Services. Excluding this transfer, working capital increased by $86 million.
The $849 million of cash generated by operating activities was used to fund capital expenditures, make a $120 million contribution to the company’s U.S. defined benefit pension plan and to repay Equipment Operations debt. Equipment Operations net debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and inter-segment receivables) declined by $566 million during 2005 to $719 million at year-end.
As of December 31, 2005, CNH had approximately $3.5 billion of credit available under $6.5 billion total lines of credit and asset-backed facilities.
During 2005, Financial Services net debt increased approximately $150 million to $3.7 billion on December 31, 2005 as a result of portfolio growth, including the transfer of receivables from Equipment Operations. During the fourth quarter, Financial Services completed a securitization of retained interests in certain of its U.S. retail public securitization transactions, resulting in net proceeds of $242 million. Including use of these proceeds, Financial Services reduced its funding from Equipment Operations by $423 million.
AGRICULTURAL EQUIPMENT MARKET OUTLOOK FOR 2006
CNH believes that for the full year, worldwide industry unit retail sales of agricultural tractors will be slightly lower than in 2005 in every major market, but should remain at among the highest levels of retail unit sales in the past five years. Industry unit retail sales of under-40 horsepower tractors in North America are expected to be down 5 to 10% from the high levels of 2005. Sales of over-40 horsepower tractors in North America are expected to remain at about the same level as in 2005. Agricultural tractor markets in Western Europe and Rest-of-World could be down as much as 5%, while tractor industry unit retail sales in Latin America could be down about 10%.
Worldwide industry unit retail sales of combine harvesters may be down 5 to 10%, with similar declines in each major market.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK FOR 2006
CNH believes that for the full year, worldwide industry unit retail sales of construction equipment will be stronger than in 2005. Worldwide industry unit retail sales of heavy construction equipment are expected to increase by about 5%, led by approximately 10% higher sales in Rest-of-World markets and an increase of nearly 5% in North America. Industry unit sales in Western Europe should be about the same level as in 2005, but could be down as much as 10% in Latin America after two very strong years of industry unit sales increases.
Worldwide industry unit retail sales of light construction equipment could be flat to up slightly, with sales in North America flat to up 5%. Industry unit retail sales also are expected to be up

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slightly in Rest-of-World markets. In Western Europe, industry retail unit sales are expected to be about the same level as in 2005, while sales in Latin America could be down 5 to 10%.
CNH OUTLOOK FOR 2006
CNH expects that its net sales of equipment for the full year will increase by about 2 to 5%. Improvements in market share, continuing pricing and ongoing margin improvements at Equipment Operations will drive better results. Profitability at Financial Services and at CNH’s joint ventures is expected to remain in line with 2005. The benefit of the improvement at Equipment Operations will be partially offset by another increase in CNH’s effective tax rate.
CNH has recently undertaken a thorough and comprehensive review of its global operations designed to close its performance gap to best-in-class industry competitors. It has designed and is in the process of implementing a three-year plan to achieve this objective. As a result, CNH anticipates net income before restructuring for 2006 will improve compared to the prior year, but the full benefit of this plan will not be visible until 2008.
In addition, full-year restructuring costs, net of tax, are expected to be slightly higher than in 2005, as CNH recognizes the balance of the costs related to the planned manufacturing rationalization in Europe.
The company expects to contribute approximately $120 million to its U.S. defined benefit pension plan in 2006. After considering this contribution, Equipment Operations expects to generate cash and to use that cash to further reduce its net debt by approximately $250 million, as compared with year-end 2005 levels.
###
CNH management will hold a conference call later today to review its fourth quarter results. The conference call Webcast will begin at approximately 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.
CNH Case New Holland is a world leader in the agricultural and construction equipment businesses. Supported by 11,400 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop

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production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2004.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

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CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	’06 B(W)	’06 B(W)	’06 B(W)	’06 B(W)	’06 B(W)
First Quarter 2006 Industry Unit Sales Forecast Compared with First Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors	(4)%	(5)%	(3)%	(15)%	(3)%
Combine Harvesters	(9)%	(16)%	(23)%	(26)%	42%

Construction Equipment:
Total Light Equipment	3%	2%	0%	20%	7%
Total Heavy Equipment	3%	4%	(4)%	15%	6%

Full Year 2006 Industry Unit Sales Forecast Compared with Full Year 2005 Estimated Actual
Agricultural Equipment:
Agricultural Tractors	(0-5)%	(0-5)%	(0-5)%	~(10)%	(0-5)%
Combine Harvesters	(5-10)%	(5-10)%	(5-10)%	(5-10)%	(5-10)%

Construction Equipment:
Total Light Equipment	0-5%	0-5%	(0-5)%	(5-10)%	0-5%
Total Heavy Equipment	~5%	0-5%	(0-5)%	(5-10)%	~10%

(1)	Excluding India

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)
1st Qtr ‘05 Industry Unit Sales Revised Estimate Compared with 1st Qtr ‘04 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(0)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	14%	n/a	n/a	n/a
Total Tractors	9%	6%	(2)%	(3)%	22%
Combine Harvesters	(13)%	39%	9%	(55)%	48%
Total Tractors and Combines	8%	7%	(2)%	(16)%	22%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	27%	21%	8%	79%	41%
Skid Steer Loaders	6%	4%	27%	4%	1%
Other Light Equipment	20%	50%	18%	30%	10%
Total Light Equipment	18%	18%	18%	53%	14%
Total Heavy Equipment	(0)%	20%	15%	33%	(18)%
Total Light & Heavy Equipment	10%	19%	17%	42%	(4)%

2nd Qtr ‘05 Industry Unit Sales Revised Estimate Compared with 2nd Qtr ‘04 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(7)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	7%	n/a	n/a	n/a
Total Tractors	1%	(2)%	(3)%	(21)%	14%
Combine Harvesters	(11)%	2%	9%	(66)%	10%
Total Tractors and Combines	0%	(2)%	(2)%	(27)%	13%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	15%	5%	10%	63%	26%
Skid Steer Loaders	3%	(5)%	11%	74%	38%
Other Light Equipment	22%	38%	16%	122%	23%
Total Light Equipment	15%	8%	15%	69%	26%
Total Heavy Equipment	13%	21%	1%	44%	11%
Total Light & Heavy Equipment	14%	12%	11%	54%	18%

3rd Qtr ‘05 Industry Unit Sales Revised Estimate Compared with 3rd Qtr ‘04 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(7)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	3%	n/a	n/a	n/a
Total Tractors	1%	(3)%	(9)%	(26)%	20%
Combine Harvesters	(17)%	2%	4%	(68)%	9%
Total Tractors and Combines	1%	(3)%	(8)%	(31)%	20%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	12%	11%	(14)%	22%	29%
Skid Steer Loaders	9%	9%	(10)%	44%	27%
Other Light Equipment	15%	38%	6%	58%	14%
Total Light Equipment	13%	18%	2%	31%	19%
Total Heavy Equipment	13%	14%	2%	15%	18%
Total Light & Heavy Equipment	13%	16%	2%	22%	18%

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)
4th Qtr ‘05 Industry Unit Sales Estimate Compared with 4th Qtr ‘04 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	4%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(2)%	n/a	n/a	n/a
Total Tractors	12%	1%	(10)%	(20)%	57%
Combine Harvesters	(24)%	(16)%	(2)%	(45)%	(19)%
Total Tractors and Combines	10%	0%	(9)%	(24)%	55%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	8%	(1)%	(2)%	40%	22%
Skid Steer Loaders	(0)%	(2)%	13%	12%	(5)%
Other Light Equipment	11%	32%	4%	(9)%	10%
Total Light Equipment	7%	6%	5%	26%	10%
Total Heavy Equipment	7%	6%	(3)%	(8)%	15%
Total Light & Heavy Equipment	7%	6%	2%	6%	12%

Full Year 2005 Industry Unit Sales Estimate Compared with Full Year 2004 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(4)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	5%	n/a	n/a	n/a
Total Tractors	5%	(0)%	(6)%	(19)%	26%
Combine Harvesters	(16)%	0%	6%	(58)%	10%
Total Tractors and Combines	4%	(0)%	(5)%	(25)%	26%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	15%	8%	0%	47%	29%
Skid Steer Loaders	4%	1%	9%	34%	15%
Other Light Equipment	17%	38%	11%	35%	13%
Total Light Equipment	13%	12%	10%	42%	17%
Total Heavy Equipment	8%	15%	4%	18%	5%
Total Light & Heavy Equipment	11%	13%	8%	29%	10%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Years Ended
	December 31,			December 31,
			%			%
	2005	2004	Change	2005	2004	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$1,793	$1,869	(4%)	$7,843	$8,000	(2%)
Construction equipment	1,028	962	7%	3,963	3,545	12%

Total net sales	2,821	2,831	—	11,806	11,545	2%

Financial services	226	176	28%	801	672	19%
Eliminations and other	(8)	(6)		(32)	(38)

Total revenues	$3,039	$3,001	1%	$12,575	$12,179	3%

Net sales:
North America	$1,343	$1,237	9%	$5,699	$5,241	9%
Western Europe	892	994	(10%)	3,643	3,834	(5%)
Latin America	197	208	(5%)	766	913	(16%)
Rest of World	389	392	(1%)	1,698	1,557	9%

Total net sales	$2,821	$2,831	—	$11,806	$11,545	2%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005	2004
	(In Millions, except per share data)
Revenues
Net sales	$2,821	$2,831	$2,821	$2,831	$—	$—
Finance and interest income	218	170	39	27	226	176

Total	3,039	3,001	2,860	2,858	226	176

Costs and Expenses
Cost of goods sold	2,366	2,429	2,366	2,429	—	—
Selling, general and administrative	308	260	248	232	60	28
Research and development	80	70	80	70	—	—
Restructuring	43	32	41	31	2	1
Interest expense	149	128	89	90	77	59
Interest compensation to Financial Services	—	—	44	28	—	—
Other, net	72	55	50	28	7	11

Total	3,018	2,974	2,918	2,908	146	99

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	21	27	(58)	(50)	80	77
Income tax provision (benefit)	21	1	(6)	(23)	27	24
Minority interest	7	7	8	7	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	55	55	2	2
Equipment Operations	12	5	12	5	—	—

Net income	$7	$26	$7	$26	$55	$55

Weighted average shares outstanding:
Basic	134.7	133.5

Diluted	234.8	233.7

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.17	$0.36

EPS	$0.03	$0.19

Diluted:
EPS before restructuring, net of tax	$0.17	$0.21

EPS	$0.03	$0.11

Dividends per share	$—	$—

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Years Ended		Years Ended		Years Ended
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005	2004
	(In Millions, except per share data)
Revenues
Net sales	$11,806	$11,545	$11,806	$11,545	$—	$—
Finance and interest income	769	634	129	82	801	672

Total	12,575	12,179	11,935	11,627	801	672

Costs and Expenses
Cost of goods sold	9,934	9,782	9,934	9,782	—	—
Selling, general and administrative	1,184	1,110	971	929	213	181
Research and development	296	267	296	267	—	—
Restructuring	73	104	71	102	2	2
Interest expense	551	492	341	318	267	208
Interest compensation to Financial Services	—	—	159	113	—	—
Other, net	280	265	188	186	36	52

Total	12,318	12,020	11,960	11,697	518	443

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	257	159	(25)	(70)	283	229
Income tax provision (benefit)	116	39	24	(39)	92	78
Minority interest	26	23	27	23	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	9	8	200	159	9	8
Equipment Operations	39	20	39	20	—	—

Net income	$163	$125	$163	$125	$200	$159

Weighted average shares outstanding:
Basic	134.3	133.3

Diluted	234.4	233.5

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$1.01	$1.45

EPS	$0.77	$0.94

Diluted:
EPS before restructuring, net of tax	$0.95	$0.83

EPS	$0.70	$0.54

Dividends per share	$0.25	$0.25

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004
				(In Millions)
Assets
Cash and cash equivalents	$1,245	$931	$858	$637	$387	$294
Deposits in Fiat affiliates cash management pools	580	1,151	578	1,136	2	15
Accounts, notes receivable and other — net	5,841	5,895	1,243	1,596	4,670	4,393
Intersegment notes receivable	—	—	1,067	1,114	—	24
Inventories	2,466	2,515	2,466	2,515	—	—
Property, plant and equipment — net	1,311	1,478	1,303	1,470	8	8
Equipment on operating leases — net	180	215	—	—	180	215
Investment in Financial Services	—	—	1,587	1,419	—	—
Investments in unconsolidated affiliates	449	457	353	373	96	84
Goodwill and intangibles	3,163	3,236	3,018	3,090	145	146
Other assets	2,083	2,202	1,486	1,644	597	599

Total Assets	$17,318	$18,080	$13,959	$14,994	$6,085	$5,778

Liabilities and Equity
Short-term debt	$1,522	$2,057	$826	$1,064	$696	$993
Intersegment short-term debt	—	—	—	24	1,067	414
Accounts payable	1,609	1,657	1,641	1,679	32	66
Long-term debt	4,765	4,906	2,396	3,084	2,369	1,822
Intersegment long-term debt	—	—	—	—	—	700
Accrued and other liabilities	4,370	4,431	4,044	4,114	334	364

Total Liabilities	12,266	13,051	8,907	9,965	4,498	4,359
Equity	5,052	5,029	5,052	5,029	1,587	1,419

Total Liabilities and Equity	$17,318	$18,080	$13,959	$14,994	$6,085	$5,778

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$4,462	$4,881	$719	$1,285	$3,743	$3,596

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Years Ended		Years Ended		Years Ended
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005	2004
				(In Millions)
Operating Activities:
Net income	$163	$125	$163	$125	$200	$159
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	309	325	263	261	46	64
Intersegment activity	—	—	56	(97)	(56)	97
Changes in operating assets and liabilities	(88)	560	292	588	(380)	(28)
Other, net	165	(40)	75	2	(50)	(92)

Net cash from operating activities	549	970	849	879	(240)	200

Investing Activities:
Expenditures for property, plant and equipment	(155)	(180)	(152)	(179)	(3)	(1)
Expenditures for equipment on operating leases	(111)	(81)	—	—	(111)	(81)
Net (additions) collections from retail receivables and related securitizations	171	(569)	—	—	171	(569)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	506	217	493	221	13	(4)
Other, net (primarily acquisitions and divestitures)	105	217	(10)	(20)	102	152

Net cash from investing activities	516	(396)	331	22	172	(503)

Financing Activities:
Intersegment activity	—	—	23	(72)	(23)	72
Net increase (decrease) in indebtedness	(739)	(243)	(941)	(648)	202	405
Dividends paid	(34)	(33)	(34)	(33)	(60)	(109)
Other, net	—	(1)	—	(1)	13	85

Net cash from financing activities	(773)	(277)	(952)	(754)	132	453

Other, net	22	15	(7)	4	29	11

Increase (decrease) in cash and cash equivalents	314	312	221	151	93	161
Cash and cash equivalents, beginning of year	931	619	637	486	294	133

Cash and cash equivalents, end of year	$1,245	$931	$858	$637	$387	$294

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2005 and any subsequently filed Annual Reports on Form 20-F of the Company.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of the date of these statements, Fiat owned approximately 83% of CNH’s outstanding common shares and all of the issued and outstanding Series A Preference Shares (“Series A Preferred Stock”).

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Stock-Based Compensation Plans – CNH has stock-based employee compensation plans which are more fully described in Note 18, “Option and Incentive Plans,” to our 2004 Form 20-F. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 Revised “Share Based Payment” (“SFAS No. 123 Revised”) which is effective July 1, 2005. SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. In April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123 Revised. The SEC’s new rule allows companies to implement SFAS No. 123 Revised at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. Adoption of SFAS No. 123 Revised is not expected to have a material impact on the Company’s results of operations.

In 2003, CNH adopted the fair value based method of accounting for stock-based compensation using the Prospective Method. Additionally, compensation expense is reflected in net income for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 “Share Based Payment” to all stock-based compensation for the three months and years ended December 31, 2005 and 2004:

	Three Months			Years
	Ended			Ended
	December 31,			December 31,
	2005	2004		2005	2004
	(in Millions, except per share data)
Net income, as reported	$7	$26		$163	$125
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	—		1	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)		(4)	(4)

Pro forma net income	6	25		160	121
Dividend to common shares	—	—		(34)	—
Earnings allocated to Series A Preferred Stock	(3)	—	(A)	(58)		(A)

Pro forma earnings available to common shareholders	3	25		68	121
Dividend to common shares	—	—		34	—

Pro forma net income available to common shareholders	$3	$25		$102	$121

Weighted average shares:
Basic	134.7	133.5		134.3	133.3

Diluted	234.8	233.7		234.4	233.5

Earnings per share (“EPS”):
As reported:
Basic	$0.03	$0.19		$0.77	$0.94

Diluted	$0.03	$0.11		$0.70	$0.54

Pro forma:
Basic	$0.02	$0.19		$0.76	$0.91

Diluted	$0.02	$0.11		$0.68	$0.52

(A) - EITF 03-6 did not impact basic earnings per share in 2004 as the Series A Preferred Stock was not considered participating during 2004.
3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.7 billion and $4.5 billion at December 31, 2005 and 2004, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of December 31, 2005 and 2004, $3.1 billion and $2.5 billion, respectively, remained outstanding under these programs.

Included in the securitized or discounted wholesale receivables without recourse amount noted above is a wholesale securitization program in Europe under which Equipment Operations entities sell receivables while a Financial Services subsidiary subscribes to notes representing undivided retained interests. In June 2005, this program was expanded to include Equipment Operations

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
entities in Italy and Belgium. The expansion of this program resulted in receivable sales totaling approximately $216 million in June 2005. The proceeds from these sales were principally used to repay Equipment Operations debt. In September 2005, the one entity in this program previously not qualifying for off book treatment, met the requirements and is now accounted for off book. This resulted in a reduction of Equipment Operations receivables and debt of approximately $64 million in the third quarter of 2005. At December 31, 2005, the balance of Equipment Operations receivables sold into this program in 2005 as a result of its expansion totaled $266 million. At December 31, 2005 and 2004, the amounts outstanding under this program were $709 million and $466 million, respectively and Financial Services had an undivided retained interest of $251 million and $225 million, respectively.

In addition, during the second quarter of 2005, certain Equipment Operations entities in North America expanded their sale of receivables by selling approximately $72 million of additional receivables to Financial Services, principally from national accounts and from the addition of a consolidated joint venture to the program. At December 31, 2005, the balance of receivables sold to Financial Services as a result of these additional actions was approximately $49 million.

4.	Inventories — Inventories as of December 31, 2005 and 2004 consist of the following:

	December 31,	December 31,
	2005	2004
	(in Millions)
Raw materials	$494	$501
Work-in-process	195	212
Finished goods and parts	1,777	1,802

Total Inventories	$2,466	$2,515

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the year ended December 31, 2005:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	December 31,
	2005	Amortization	and Other	2005
	(in Millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,677	$—	$(9)	$1,668
Construction Equipment	581	—	(6)	575
Financial Services	144	—	1	145

Total	2,402	—	(14)	2,388

Intangibles	834	(46)	(13)	775

Total Goodwill and Intangibles	$3,236	$(46)	$(27)	$3,163

During the fourth quarter of 2005, various tax related adjustments totaling approximately $14 million, established in the purchase accounting related to the acquisition of Case Corporation (now known as CNH America LLC, a subsidiary of CNH (“CNH America”)), were resolved resulting in a reduction of goodwill. This adjustment is reflected in the column Foreign Currency Translation and Other in the table above.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
As of December 31, 2005 and 2004, the Company’s intangible assets and related accumulated amortization consisted of the following:

	Weighted	December 31, 2005			December 31, 2004
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in Millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$103	$232	$335	$86	$249
Dealer Network	25	216	53	163	216	44	172
Software	5	50	37	13	53	27	26
Other	10-30	116	48	68	123	46	77

		717	241	476	727	203	524

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		26	—	26	37	—	37

		$1,016	$241	$775	$1,037	$203	$834

CNH recorded amortization expense of approximately $46 million and $43 million for the years ended December 31, 2005 and 2004, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2006 to 2010 is approximately $46 million. As acquisitions and dispositions occur in the future, as currency fluctuates and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of December 31, 2005 and 2004:

	Consolidated		Equipment Operations		Financial Services
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004	2005	2004
	(in Millions)
Short-term debt:
With Fiat Affiliates	$565	$672	$479	$331	$86	$341
Other	957	1,385	347	733	610	652
Intersegment	—	—	—	24	1,067	414

Total short-term debt	1,522	2,057	826	1,088	1,763	1,407

Long-term debt:
With Fiat Affiliates	546	1,111	374	892	172	219
Other	4,219	3,795	2,022	2,192	2,197	1,603
Intersegment	—	—	—	—	—	700

Total long-term debt	4,765	4,906	2,396	3,084	2,369	2,522

Total debt:
With Fiat Affiliates	1,111	1,783	853	1,223	258	560
Other	5,176	5,180	2,369	2,925	2,807	2,255
Intersegment	—	—	—	24	1,067	1,114

Total debt	6,287	6,963	3,222	4,172	4,132	3,929

Less:
Cash and cash equivalent	1,245	931	858	637	387	294
Deposits in Fiat affiliates cash management pools	580	1,151	578	1,136	2	15
Intersegment notes receivable	—	—	1,067	1,114	—	24

Net Debt	$4,462	$4,881	$719	$1,285	$3,743	$3,596

At December 31, 2005, CNH had approximately $3.5 billion available under $6.5 billion total lines of credit and asset-backed facilities. On July 22, 2005, Fiat entered into a new €1 billion revolving credit line. CNH has become an eligible borrower under that facility and the other eligible borrowers have agreed to exclusively allocate to CNH €300 million of borrowing capacity under the facility. The remaining €700 million of borrowing capacity is available to CNH depending upon the usage by other borrowers and is considered to be uncommitted for CNH purposes.

During the second quarter of 2005, CNH’s wholly owned subsidiary, Case New Holland Inc., completed an exchange of its registered $500 million 6% Senior Notes due 2009 for its outstanding unregistered 6% Senior Notes due 2009, and $1.05 billion in aggregate principal amount of its registered 9 1/4% Senior Notes due 2011 for its outstanding unregistered 9 1/4% Senior Notes due 2011.

In December 2005, Financial Services entered into a transaction with a multi-seller asset-backed commercial paper conduit to securitize certain of its retained interests which result from its U.S. retail asset backed securitization programs. The three year securitization facility, which has a variable interest rate and is treated as secured financing, provides for borrowings of up to $300 million, subject to the terms of the facility. At closing, CNH received proceeds of approximately $242 million.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat,

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur. During September 2005, certain of CNH’s North American cash pooling arrangements were modified to first provide for cash pooling at a CNH level before pooling with any other Fiat affiliate. This resulted in a net reduction of cash deposited into the Fiat cash management pools upon implementation.

7.	Income Taxes — For the three months ended December 31, 2005 and 2004, effective income tax rates were 100.0% and 3.7% respectively. For the year ended December 31, 2005 and 2004, effective income tax rates were 45.1% and 24.5% respectively. In the third quarter of 2005, CNH reached an agreement with a government regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during the third quarter of 2005, additional tax expense was recognized in certain entities as valuation reserves were established against previously recognized tax assets due to a current evaluation of recent results of operations and anticipated future operations at these entities. For 2005, tax rates differ from the Dutch statutory rate of 31.5% due primarily to the recording of valuation allowances discussed above and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, offset by the tax settlement also discussed above. The 2004 tax rate differs from the then current Dutch statutory rate of 35% due to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, offset by the positive impact in the second quarter of 2004 for a stock deduction resulting from a legal entity rationalization transaction.

8.	Restructuring — During the three months and year ended December 31, 2005, CNH expensed approximately $43 million and $73 million of restructuring costs, respectively. The restructuring costs primarily relate to severance and other costs incurred due to headcount reductions, plant closures and CNH’s recently announced brand initiatives. Fourth quarter 2005 expense includes costs incurred to date for the planned rationalization of construction equipment manufacturing operations in Western Europe. The balance of costs for the Western Europe manufacturing rationalization is expected to be incurred in 2006.

During the three months and year ended December 31, 2005, CNH utilized approximately $25 million and $66 million of its total restructuring reserves respectively. The utilized amounts primarily represent involuntary employee severance costs and costs related to the closing of facilities. CNH had accrued restructuring costs of $47 million at December 31, 2005 and 2004.

9.	Employee Benefit Plans and Postretirement Benefits — Unions represent many of CNH’s worldwide production and maintenance employees. CNH’s collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), expired in May 2004. On March 21, 2005, following a strike that began November 3, 2004, the UAW ratified a new labor contract that continues through 2011. As a result of the strike, CNH had implemented contingency plans for continuing production utilizing salaried employees and temporary replacement workers. Following the ratification of the new UAW contract, CNH transitioned work at these facilities from salaried employees and temporary workers back to the employees represented by the UAW.

During the years ended December 31, 2005 and 2004, CNH made discretionary contributions to its U.S. defined benefit pension plan trust of $120 million and $155 million, respectively.

CNH recognized a decrease of approximately $16 million, net of tax in its minimum pension liability at December 31, 2005.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
10.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the year ended December 31, 2005 for this commitment is as follows:

Amount
(in Millions)
Balance, January 1, 2005	$198
Current year provision	300
Claims paid and other adjustments	(306)

Balance, December 31, 2005	$192

11.	Shareholders’ Equity — The Board of Directors recommended a dividend of $0.25 per common share on March 24, 2005. Declaration of the dividend was voted on and approved by shareholders at the Annual General Meeting on May 3, 2005. The dividend was paid on May 31, 2005 to shareholders of record at the close of business on May 24, 2005.

CNH has 8 million shares of Series A preference shares (“Series A Preferred Stock”) outstanding. Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

During the second quarter of 2005, Financial Services paid a dividend of $60 million to Equipment Operations.

12.	Earnings per Share — Beginning in 2005, CNH calculates basic earnings per share based on the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB No. 128, Earnings per Share” (“EITF No. 03-06”). EITF No. 03-06 requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF No. 03-06 did not impact 2004 or earlier basic earnings per share as the Series A Preferred Stock was not considered participating during these periods.

Undistributed earnings, which represents net income, less dividends paid to common shareholders, are allocated to the Series A Preferred Shares based on the dividend yield of the common shares, which is impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH uses the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of December 31, 2005, the Average Stock Price was $17.47 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
allocated to Series A Preferred Stock may have changed. Additionally, the determination is impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share. Future computations of basic earnings per share will continue to be impacted by changes in CNH’s Average Stock Price and dividends paid to CNH common shareholders.
The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months and years ended December 31, 2005 and 2004:

	Three Months Ended			Years Ended
	December 31,			December 31,
	2005	2004		2005	2004
	(in Millions, except per share data)
Basic:
Net income	$7	$26		$163	$125
Dividend to common shares ($0.25 per share)	—	—		(34)	—

Undistributed earnings	7	26		129	125
Earnings allocated to Series A Preferred Stock	(3)	—	(A)	(59)	—	(A)

Earnings available to common shareholders	4	26		70	125
Dividend to common shares	—	—		34	—

Net income available to common shareholders	$4	$26		$104	$125

Weighted average common shares outstanding — basic	134.7	133.5		134.3	133.3

Basic earnings per share	$0.03	$0.19		$0.77	$0.94

Diluted:
Net income	$7	$26		$163	$125

Weighted average common shares outstanding — basic	134.7	133.5		134.3	133.3
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	100.0	100.0		100.0	100.0
Stock Compensation Plans	0.1	0.2		0.1	0.2

Weighted average common shares outstanding — diluted	234.8	233.7		234.4	233.5

Diluted earnings per share	$0.03	$0.11		$0.70	$0.54

(A) - EITF 03-6 did not impact basic earnings per share in 2004 as the Series A Preferred Stock was not considered participating during 2004.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
13.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three months and years ended December 31, 2005 and 2004 are as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2005	2004	2005	2004
		(in Millions)
Net income (loss)	$7	$26	$163	$125
Other Comprehensive income (loss), net of tax	(31)	108	(68)	86
Cumulative translation adjustment	(31)	108	(68)	86
Deferred gains (losses) on derivative financial instruments	(2)	23	(69)	23
Unrealized gains (losses) on retained interests in securitized transactions	1	(2)	(9)	(2)
Minimum pension liability adjustment	16	(64)	16	(64)

Total	$(9)	$91	$33	$168

14.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on trading profit in accordance with the International Financial Reporting Standards (“IFRS”). Fiat defines trading profit as income before restructuring, net financial expenses, income taxes, minority interests and equity in income (loss) of unconsolidated subsidiaries and affiliates.

A reconciliation from consolidated trading profit reported to Fiat under IFRS to net income under U.S. GAAP is as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2005	2004	2005	2004
		(in Millions)
Trading profit reported to Fiat under IFRS	$190	$(4)	$869	$581
Adjustments to convert from trading profit under IFRS to U.S. GAAP net income:
Accounting for benefit plans	(66)	(30)	(258)	(128)
Accounting for intangible assets, primarily development costs	(11)	4	11	20
Accounting for receivable securitizations and other	20	(65)	3	(34)
Accounting for Restructuring	(6)	(12)	(36)	(84)
Net financial expense	(147)	(79)	(372)	(349)
Minority interest	(7)	(7)	(26)	(23)
Tax provision on adjustments	20	212	(76)	114
Equity in income (loss) of unconsolidated subsidiaries and affiliates	14	7	48	28

Net income under U.S. GAAP	$7	$26	$163	$125

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following summarizes trading profit under IFRS by segment:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2005	2004(A)	2005	2004(A)
		(in Millions)
Agricultural Equipment	$49	$23	$352	$352
Construction Equipment	59	67	224	164
Financial Services	82	73	293	235
Eliminations and other	—	(167)	—	(170)

Trading profit under IFRS	$190	$(4)	$869	$581

(A)	- During the fourth quarter of 2004, the impact on Trading Profit related to various tax valuation allowances totaling approximately $165 million, established in purchase accounting related to CNH America, were reversed in Trading Profit. For purposesof comparison, this amount has been shown on the line “Eliminations and other”.
15.	Legal Proceedings – In December 2002, a purported class action lawsuit was filed in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco, Inc.) (‘‘El Paso’’) and CNH America. (Yolton, et. Al v. El Paso Tennessee Pipeline Co., and Case Corporation a/k/a/ Case Power Equipment Corporation, Docket number 02-74276). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco, Inc. agriculture and construction equipment business who retired before June 1994. The changes resulted from an agreement between an El Paso subsidiary and the UAW in 1993 to cap the amount of retiree health costs (the ‘‘Cap’’). The UAW retirees were to bear the costs above the Cap. CNH America and El Paso are parties to a 1994 agreement under which El Paso agreed to be responsible for the health costs of pre-June 1994 retirees. El Paso also agreed to indemnify CNH America against claims related to this responsibility. The lawsuit arose after El Paso notified the retirees that the retirees will be required to pay the portion of the cost of those benefits above the Cap. The plaintiffs also filed a motion for preliminary injunction, asking the court to prevent El Paso and/or CNH America from requesting the retirees to pay the health costs over the Cap. On March 9, 2004, the court granted plaintiffs’ motion for preliminary injunction and ordered CNH America to pay the costs of health benefits above the Cap for the purported plaintiff class from March 2004. With El Paso, CNH America appealed the district court’s orders to the Sixth Circuit Court of Appeals. The district court had also ruled in CNH America’s favor on its summary judgment motion and ordered that El Paso indemnify CNH America by making the monthly payments of approximately $1.8 million to cover the amounts above the Cap. El Paso filed its appeal of the summary judgment award with the Sixth Circuit which appeal was consolidated with the appeal of the preliminary injunction. On January 17, 2006, the Sixth Circuit Court of Appeals affirmed all the decisions of the district court including the order requiring El Paso to indemnify CNH America. El Paso may request that the en banc Sixth Circuit Court of Appeals reconsider the panel decision which the en banc court would accept only if it found the issues extraordinary. CNH believes the court is unlikely to grant an en banc review with respect to the indemnification issue. While CNH is unable to predict the outcome of this proceeding, CNH believes it has good legal and factual claims and defenses, and CNH will continue to vigorously pursue its claims and defend against this lawsuit.

On October 21, 2005, CNH America and CNH Capital America LLC (“CNH Capital”), along with another creditor, filed a Chapter 7 bankruptcy petition (In re: Walterman Implement, Inc., Involuntary Chapter 7 Bankruptcy No. 05-07284, in the United States Bankruptcy Court for the Northern District of Iowa) against Walterman Implement, Inc., a former Case IH dealership in Dike, Iowa (“Walterman Implement”). The Company took this action after discovering irregularities in the books and records of Walterman Implement and the sale of collateral by Walterman Implement without paying the related borrowings with CNH Capital. Walterman Implement has filed an answer to the bankruptcy petition in opposition to the bankruptcy filing. A hearing date has not been established for the Bankruptcy Court to determine the status of the

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
bankruptcy petition. The Company has also sued Leon Walterman pursuant to his guarantee of Walterman Implement’s obligations to CNH Capital. The outstanding loan amounts with Walterman Implement is approximately $20 million. The Company also owns or services a retail loan portfolio (approximately $45 million as of December 31, 2005) resulting from sales by Walterman Implement. Although much of the retail portfolio is properly collateralized, CNH has discovered that a portion of the collateral has been double financed or was not ultimately delivered to the customers specified in the retail contracts. We believe we have established adequate reserves for the Walterman Implement situation although we can not predict the outcome of the bankruptcy petition, the litigation pending or necessary to collect loans made by CNH and any possible legal claims that any customers may try to allege against CNH. CNH has entered into an arrangement with the trustee of the Walterman Implement bankruptcy estate to sell in the normal course of business the equipment owned by the estate. CNH has in turn contracted with a Case IH dealer to operate at the Dike, Iowa location.
Three of the Company’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (UK) Limited (together “CNH UK”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. CNH UK’s claim for return of surplus amounts to approximately £10.6 million. In December 2002 the issues relevant to CNH UK came before Mr. Justice Park in the High Court of Justice in England. He found against the Revenue and decided that CNH UK was entitled to compensation. The Revenue appealed, and the Court of Appeal (3 Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of CNH UK. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before 5 Judges during the fourth quarter of 2005. CNH UK anticipates receiving a decision from the House of Lords in 2006. In the meantime, the Revenue has been persuaded to pay compensation to claimants (including CNH UK) on a conditional basis. CNH UK has received approximately £10.6 million for unutilized surplus ACT and compensation for loss of use of money and damages. The condition of receipt by CNH UK is that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH UK, then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). Although the outcome of the appeal with the House of Lords can not be predicted with certainty, CNH believes it has a good case. If CNH prevails on appeal with the House of Lords, CNH would expect to recognize approximately $19 million in income resulting from the payments that it has already received.
16.	Reconciliation of Non-GAAP Financial Measures – CNH, in its press release announcing quarterly results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax

CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended			Years Ended
	December 31,			December 31,
	2005	2004		2005	2004
		(in Millions, except per share data)
Basic:
Net income	$7	$26		$163	$125

Restructuring, net of tax:
Restructuring	43	32		73	104
Tax benefit	(7)	(10)		(13)	(36)

Restructuring, net of tax:	36	22		60	68
Net income before restructuirng	43	48		223	193
Dividend to common shares ($0.25 per share)	—	—		(34)	—

Undistributed earnings	43	48		189	193
Earnings allocated to Series A Preferred Stock	(20)	—	(A)	(87)	—	(A)

Earnings available to common shareholders	23	48		102	193
Dividend to common shares	—	—		34	—

Net income available to common shareholders	$23	$48		$136	$193

Weighted average common shares outstanding — basic	134.7	133.5		134.3	133.3

Basic earnings per share before restructuring, net of tax	$0.17	$0.36		$1.01	$1.45

Diluted:
Net income before restructuirng	$43	$48		$223	$193

Weighted average common shares outstanding — basic	134.7	133.5		134.3	133.3
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	100.0	100.0		100.0	100.0
Stock Compensation Plans	0.1	0.2		0.1	0.2

Weighted average common shares outstanding — diluted	234.8	233.7		234.4	233.5

Diluted earnings per share before restructuring, net of tax	$0.17	$0.21		$0.95	$0.83

(A)	- EITF 03-6 did not impact basic earnings per share in 2004 as the Series A Preferred Stock was not considered participating during 2004.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Industrial Gross and Operating Margin
CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended				Years Ended
	December 31,				December 31,
	2005		2004		2005		2004
				(in Millions)
Net sales	$2,821	100.0%	$2,831	100.0%	$11,806	100.0%	$11,545	100.0%
Less:
Cost of goods sold	2,366	83.9%	2,429	85.8%	9,934	84.1%	9,782	84.7%

Gross margin	455	16.1%	402	14.2%	1,872	15.9%	1,763	15.3%
Less:
Selling, general and administrative	248	8.8%	232	8.2%	971	8.2%	929	8.0%
Research and development	80	2.8%	70	2.5%	296	2.5%	267	2.3%

Industrial operating margin	$127	4.5%	$100	3.5%	$605	5.1%	$567	4.9%

Adjusted EBITDA
Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for Equipment Operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.
Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash from operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table reconciles Equipment Operations net cash from operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2005	2004	2005	2004
		(in Millions)
Net Cash from Operating Activities	$165	$174	$849	$879
Net Interest Expense:
Interest Expense	89	90	341	318
Less: Finance and Interest Income	(39)	(27)	(129)	(82)

Net Interest Expense	50	63	212	236
Income Tax Provision (Benefit)	(6)	(23)	24	(39)
Restructuring:
Equipment Operations	41	31	71	102
Financial Services	2	1	2	2
Change in Other Operating Activities	(81)	(81)	(423)	(493)

Adjusted EBITDA	$171	$165	$735	$687

Net sales	$2,821	$2,831	$11,806	$11,545

Adjusted EBITDA as a % of net sales	6.1%	5.8%	6.2%	6.0%

Interest Coverage Ratio
CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.
The following table details the computation of Equipment Operations interest coverage ratio.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2005	2004	2005	2004
		(in Millions, except ratios)
Adjusted EBITDA	$171	$165	$735	$687

Net Interest Expense	$50	$63	$212	$236

Interest Coverage Ratio	3.4	2.6	3.5	2.9

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt
Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of net debt is shown below:

	Equipment Operations			Financial Services
	December 31,	September 30,	December 31,	December 31,	December 31,
	2005	2005	2004	2005	2004
			(in Millions)
Total debt	$3,222	$3,550	$4,172	$4,132	$3,929
Less:
Cash and cash equivalent	858	641	637	387	294
Deposits in Fiat affiliates cash management pools	578	580	1,136	2	15
Intersegment notes receivables	1,067	1,490	1,114	—	24

Net debt	$719	$839	$1,285	$3,743	$3,596

Net Debt To Net Capitalization
Net Capitalization is defined as the summation of Net Debt and Total Shareholders’ Equity. Net Debt and Net Capitalization are non-GAAP measures.
The calculation of Net Debt and Net Debt to Net Capitalization as of December 31, 2005 and 2004 is shown below:

	Equipment Operations
	December 31,	December 31,
	2005	2004
	(in Millions)
Net debt (as computed above)	$719	$1,285
Total shareholders’ equity	5,052	5,029

Net capitalization	$5,771	$6,314

Net debt to net capitalization	12.5%	20.4%

The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Equipment Operations
	December 31,	December 31,
	2005	2004
	(in Millions)
Total debt	$3,222	$4,172
Total shareholders’ equity	5,052	5,029

Total capitalization	$8,274	$9,201

Total debt to total capitalization	38.9%	45.3%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Working Capital
Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of December 31, 2005 using December 31, 2004 exchange rates. The calculation of Equipment Operations working capital is shown below:

		December 31,
		2005 at
	December 31,	December 31,	December 31,
	2005	2004 FX Rates	2004
		(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,233	$1,276	$1,547
Accounts, notes receivable and other — net — Intersegment	10	10	49

Accounts, notes receivable and other — net — Total	1,243	1,286	1,596

Inventories	2,466	2,618	2,515

Accounts payable — Third Party	(1,580)	(1,730)	(1,635)
Accounts payable — Intersegment	(61)	(61)	(44)

Accounts payable — Total	(1,641)	(1,791)	(1,679)

Working capital	$2,068	$2,113	$2,432

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard Hoffman
Richard Hoffman
Corporate Controller and Chief Accounting Officer

January 27, 2006